UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25
             [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q

For Period Ended: December 30, 2001                    SEC FILE NUMBER 000-31413
                                                        CUSIP NUMBER 23247C 10 8
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F [ ]
Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition
Report on Form N-SAR For Period Ended:


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-QSB

Part I - Registrant Information

  Full Name of Registrant                   Bottomline Home Loan, Inc.
                                            --------------------------

  Former Name if Applicable

  Address of Principal Executive Office:  200 South Los Robles Avenue, Suite 230
                                          Pasadena, California 91101

Part II--RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

         State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

         The Company's auditors have been in a process of reviewing and updating all accounting records of the Company and attempting to prepare and finalize financial information for the Company and its operating subsidiary has taken longer than will allow for the current filing of the Company's 10-QSB. The Company thus cannot file the current report timely without undue expense.

Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification.

    Buster Williams                    President            (800) 520-5626
    ---------------------------------------------------------------------------
    (Name)                      (Title)         (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s).
                                    (X ) Yes  ( )  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                    (  ) Yes  ( X ) No

                  If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made - Corporate offices and management changes.



                           Bottomline Home Loan, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as specified in Charter)

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



Date: February 14, 2002                     By:   /s/ Buster William
      ------------------------------           -------------------------------
                                              Name: Buster William
                                              Title: President